UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 22, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

AudioCodes Ltd.

File No. 0-30070 CF#22277

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AudioCodes Ltd. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on June 2, 2005.

Based on representations by AudioCodes Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.29	through June 30, 2010
Exhibit 4.30	through June 30, 2010
Exhibit 4.31	through June 30, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Patti J. Dennis
Chief, Office of Disclosure Support